UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

JOHNSON CONTROLS INTERNATIONAL PLC
__________________________________________
(Exact name of registrant as specified in its charter)

Ireland	001-13836	98-0390500
______________________________________ (State or other jurisdiction	____________________ (Commission	____________________________ (I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

One Albert Quay Albert Quay, Cork Ireland
_____________________________________________________________ (Address of principal executive offices)

Corporate Secretary
353-21-423-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1     Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Johnson Controls International plc (the "Company") has filed as an exhibit to this Specialized Disclosure Form a Conflict Minerals Report in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934. The Conflict Minerals Report is also available on the Company’s Internet site at www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

Item 1.02    Exhibit

See Item 2.01 of this Form.

Section 2     Exhibits

Item 2.01    Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOHNSON CONTROLS INTERNATIONAL PLC

	By:	/s/ John Donofrio
		By:	John Donofrio
Executive Vice President and General Counsel

Date: May 28, 2021